The Cookie Department, Inc.

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Discounts given	-321.11
Sales Discounts	-4,503.78
Total Discounts given	**-4,824.89**
Hubba Income	272.71
Sales	330,565.29
Online Sales	12,073.56
Total Sales	**342,638.85**
Shipping and Delivery Income	6,508.05
Total Income	**$344,594.72**
Cost of Goods Sold	
Cookie Production	3,445.95
COG Awaken Baked	57,235.32
COG Chocolate Chip Nookie	25,737.24
COG Great Full	10,167.45
COG Snap Back	33,325.24
COG Tough Cookie	28,560.41
Total Cookie Production	**158,471.61**
Cost of Goods Sold	0.00
Film and Packaging	0.00
Storage & Fulfillment	4,566.60
Freight Costs	19,947.08
Shipping & Delivery	25,584.10
Storage	7,841.61
Total Storage & Fulfillment	**57,939.39**
Total Cost of Goods Sold	**$216,411.00**
GROSS PROFIT	**$128,183.72**
Expenses	
Damaged/Expired Cookies	2,265.43
Depreciation Expense	3,961.21
Operating Expenses	
Auto and Truck Expenses	
Auto Registration	417.00
Auto Reimbursement & Lease	7,475.00
Vehicle Repairs & Maintenance	52.55
Total Auto and Truck Expenses	**7,944.55**
Bank Service Charges	357.69
Business Licenses and Permits	150.00
Computer and Internet Expenses	1,609.27

The Cookie Department, Inc.

PROFIT AND LOSS
January - December 2018

	TOTAL
Dues and Subscriptions	296.25
Insurance Expense	10,298.28
General Liability Insurance	400.00
Total Insurance Expense	**10,698.28**
Marketing	1,879.48
Advertising & Promotion	14,932.51
Creative Services	25,847.50
Demos	1,435.00
Materials	35.00
W/Comp Insurance	1,658.94
Total Demos	**3,128.94**
Printing and Reproduction	1,907.59
Sales Support	18,755.43
Slotting	1,409.78
Trade Shows	2,609.00
Total Marketing	**70,470.23**
Meals and Entertainment	514.86
Office & Computer Supplies	992.47
Parking & Tolls	119.13
Payroll Expenses	
Co. P/R Taxes	10,055.23
Officer Salaries	30,851.47
Payroll Fees	14.00
Total Payroll Expenses	**40,920.70**
Postage	6,239.97
Professional Fees	
Accounting Fees	4,500.00
Consulting Services	1,000.00
Legal Fees	1,856.50
Total Professional Fees	**7,356.50**
QuickBooks Payments Fees	97.39
Rent Expense	14,000.00
Research & Development	5,436.38
Sales Expense	775.00
Commission	544.16
Merchant Account Fees	7,612.64
Total Sales Expense	**8,931.80**
Sample Shipping	429.00
Software	500.65
Telephone	3,431.81

The Cookie Department, Inc.

PROFIT AND LOSS
January - December 2018

	TOTAL
Travel Expense	334.15
Lodging	656.20
Transportation Expense	971.11
Total Travel Expense	**1,961.46**
Utilities	941.43
Total Operating Expenses	**183,399.82**
Taxes Paid	800.00
Total Expenses	**$190,426.46**
NET OPERATING INCOME	$ -62,242.74
Other Income	
Cash Back Rewards	78.06
Interest Income	5.69
Total Other Income	**$83.75**
Other Expenses	
Interest Expense	20,320.34
Total Other Expenses	**$20,320.34**
NET OTHER INCOME	$ -20,236.59
NET INCOME	$ -82,479.33